

Mail Stop 4720

August 15, 2016

Via E-mail
Richard T. Allorto Jr.
Chief Financial Officer
Medley Management, Inc.
280 Park Avenue, 6th Floor East
New York, New York 10017

> **Re:** **Medley Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 11, 2016**

Dear Mr. Allorto, Jr.:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

Please revise future filings to address the following items:
- Revise the "Overview" section to include disclosures addressing the staff's comments 4 and 5 included in our letter dated July 27, 2016 and your responses included in the registration statement;
- Revise the MD&A where applicable to include disclosures addressing the staff's comments 6,7, and 8 included in our comment letter dated July 27, 2016 and your responses included in the registration statement; and,
- Revise future Summary Compensation narratives to reflect Messrs. Taube's Guaranteed Distributions as performance based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Attorney
Office of Financial Services